Exhibit 99.1

For Release

UNITIL REPORTS YEAR-END EARNINGS

HAMPTON, N.H., JANUARY 29, 2014 – Unitil Corporation (NYSE: UTL) (www.unitil.com) today reported Earnings Applicable to Common Shareholders (Earnings) of $21.6 million and $1.57 per share for the year ended December 31, 2013, an improvement of $3.5 million and $0.14 per share compared to 2012. Earnings for the three months ended December 31, 2013 were $10.3 million and $0.75 per share, an increase of $1.3 million and $0.09 per share compared to the same period in 2012. Results for 2013 were driven by increases in natural gas and electric sales margins, partially offset by higher utility operating costs.

“The continued strong demand for natural gas helped produce excellent financial results in 2013,” said Bob Schoenberger, Unitil’s Chairman and Chief Executive Officer. “The robust growth in our utility businesses is due to several factors, including favorable weather, continued investment in distribution infrastructure and recently approved electric and gas base rates. This provides a strong foundation for future growth.”

Natural gas sales margins were $28.9 million and $85.2 million in the three and twelve month periods ended December 31, 2013, increases of $3.8 million and $9.0 million, respectively, compared to 2012. Natural gas sales margins in 2013 were positively affected by higher therm unit sales, a growing customer base and higher base distribution rates. Therm sales of natural gas increased 11.2% and 10.7% in the three and twelve month periods ended December 31, 2013 compared to 2012, driven by the colder winter weather in 2013 compared to 2012 coupled with strong growth in the number of new residential and commercial & industrial (C&I) customers. Based on weather data collected in the Company’s service areas, there were 16% more Heating Degree Days in 2013 compared to 2012. Weather-normalized gas therm sales, excluding decoupled sales, in 2013 are estimated to be up 4.2% compared to 2012. Approximately 11% of Unitil’s natural gas therm sales are decoupled and changes in these sales due to the weather do not affect sales margins.

Electric sales margins were $19.1 million and $76.2 million in the three and twelve month periods ended December 31, 2013, a decrease of $0.1 million and an increase of $4.3 million, respectively, compared to 2012, reflecting slightly lower sales to electric C&I customers in the fourth quarter of 2013. Overall, Electric kilowatt-hour (kWh) sales increased 0.1% and 0.9% in the three and twelve month periods ended December 31, 2013 compared to the same periods in 2012. Electric sales margins reflect higher electric base distribution rates in 2013 which include recovery of $1.3 million of vegetation management and electric reliability enhancement expenditures as well as an increase of $0.7 million in the recovery of major storm restoration costs, which are offset by a corresponding increase in operating expenses, discussed below. Approximately 27% of electric kWh sales are decoupled and changes in these sales due to the weather do not affect sales margins.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $5.8 million in 2013, an increase of $0.3 million compared to 2012. Usource’s revenues are primarily derived from fees billed to suppliers as customers take delivery of energy from these suppliers under term contracts brokered by Usource.

Operation & Maintenance (O&M) expenses increased $0.3 million and $4.0 million in the three and twelve month periods ended December 31, 2013 compared to the same periods in 2012. Overall, the change in 2013 O&M expenses reflects higher utility operating costs of $1.9 million, higher compensation and benefit costs of $1.0 million, higher professional fees of $0.9 million and higher all other O&M expenses, net of $0.2 million. The increase in utility operating costs in 2013 includes $1.3 million in new spending on vegetation management programs which is recovered through cost tracker rate mechanisms that result in a corresponding and offsetting increase in revenue and margin in the period.

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6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

Depreciation, Amortization, Taxes and other expenses increased $1.5 million and $5.4 million in the three and twelve month periods ended December 31, 2013 compared to the same periods in 2012. In the twelve month period ended December 31, 2013, Depreciation and Amortization expense increased $2.6 million compared to 2012 reflecting higher depreciation of $1.6 million on normal utility plant additions, higher amortization of major storm restoration costs of $0.7 million and an increase in all other amortization of $0.3 million. The increase in major storm restoration cost amortization is also recovered in current electric rates. Property taxes increased $1.0 million in 2013 compared to 2012, reflecting higher levels of utility plant in service. Federal and State Income Taxes increased $1.7 million in 2013 due to higher pre-tax earnings in 2013 compared to 2012. All other expenses, net increased $0.1 million in 2013 compared to 2012.

Interest Expense, net increased $0.6 million and $0.7 million in the three and twelve month periods ended December 31, 2013 compared to the same periods in 2012, reflecting lower net interest income on regulatory assets, partially offset by lower average rates on lower short-term borrowings.

Selected financial data for 2013 and 2012 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2013	2012	Change	2013	2012	Change
Gas Therm Sales:
Residential	10.0	8.8	13.6%	39.8	34.8	14.4%
Commercial/Industrial	43.7	39.5	10.6%	160.9	146.5	9.8%

Total Gas Therm Sales	53.7	48.3	11.2%	200.7	181.3	10.7%

Electric kWh Sales:
Residential	155.9	154.9	0.6%	690.9	677.7	1.9%
Commercial/Industrial	231.2	232.0	(0.3%)	977.4	976.1	0.1%

Total Electric kWh Sales	387.1	386.9	0.1%	1,668.3	1,653.8	0.9%

Gas Revenues	$58.6	$53.4	$5.2	$170.4	$160.6	$9.8
Cost of Gas Sales	29.7	28.3	1.4	85.2	84.4	0.8

Gas Sales Margin	28.9	25.1	3.8	85.2	76.2	9.0
Electric Revenues	49.8	44.0	5.8	190.7	187.0	3.7
Cost of Electric Sales	30.7	24.8	5.9	114.5	115.1	(0.6)

Electric Sales Margin	19.1	19.2	(0.1)	76.2	71.9	4.3
Usource Sales Margin	1.4	1.4	—	5.8	5.5	0.3

Total Sales Margin:	49.4	45.7	3.7	167.2	153.6	13.6

Operation & Maintenance Expenses	14.6	14.3	0.3	61.0	57.0	4.0
Depreciation, Amortization, Taxes & Other	19.7	18.2	1.5	65.8	60.4	5.4
Interest Expense, net	4.8	4.2	0.6	18.8	18.1	0.7

Earnings Applicable to Common Shareholders:	$10.3	$9.0	$1.3	$21.6	$18.1	$3.5

Earnings Per Share	$0.75	$0.66	$0.09	$1.57	$1.43	$0.14
Weighted Average Common Shares Outstanding (000’s)	13,800	13,723	77	13,775	12,672	1,103

At its January 2014 meeting, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. Unitil paid common dividends of $1.38 per share in 2013.

Earnings per share in 2013 and 2012 reflect the sale of 2,760,000 common shares on May 16, 2012.

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The Company’s results are expected to reflect the seasonal nature of its natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher and negatively affected during the second and third quarters, when gas operating expenses usually exceed sales margins in those periods.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2013 results on Wednesday, January 29, 2014, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 102,400 electric customers and 75,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com